Lucy’s Cafe, Inc.
2685 Park Center Drive, Building A
Simi Valley, California 93065
(805) 433-8000

May 8, 2007

VIA EDGAR AND FACSIMILE
(202) 772-9204

Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lucy’s Cafe, Inc. Form SB-2 Registration Statement, as amended File No. 333-140591

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Lucy’s Cafe, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on May 10, 2007, or as soon thereafter as practical.

We appreciate your responsiveness and assistance with this Registration Statement. Please do not hesitate to contact Andrew T. Turney at (310) 788-4182 or Mark J. Mihanovic at (650) 813-5138 if they can be of assistance.

Sincerely,

LUCY’S CAFE, INC.

By: _/s/ Charles P. Rice__________________
Charles P. Rice
Chairman, Chief Executive Officer
and President